Exhibit 1

JOINDER AGREEMENT

This Joinder Agreement is made this 14th day of November, 2023, by and between TLB-LSB, LLC, a Delaware limited liability company (the “Permitted Transferee”), and LSB Industries, Inc, a Delaware corporation (the “Company”), pursuant to the terms of the Board Representation and Standstill Agreement dated as of December 4, 2015 by and among the Company, LSB Funding, LLC, a Delaware limited liability company (the “Purchaser”), and the other parties thereto (as amended from time to time, the “Agreement”) and the Purchase Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

WITNESSETH:

WHEREAS, the Company and the Purchaser agreed in the Purchase Agreement that all Persons to whom Securities are transferred in accordance with the Purchase Agreement must enter into a Joinder Agreement binding such Person as a Purchaser Party to the same extent as if such Person was an original party thereto and imposing the same restrictions and obligations on such Person as are imposed upon the Purchaser Parties under the Agreement.

WHEREAS, substantially concurrent with the execution and delivery of this Agreement, the Purchaser and SBT Investors LLC, a Delaware limited liability company (“SBT Investors”), are making pro rata distributions in kind of shares of the Company’s common stock, par value $0.10 per share (“Common Stock”), and related subsequent pro rata distributions in kind are being made by certain of their direct and indirect parent companies and members to their respective members, partners or stockholders, including the Permitted Transferee (collectively, the “Distribution in Kind”).

NOW, THEREFORE, in consideration of the mutual promises of the parties and as a condition of the purchase or receipt by the Permitted Transferee of the Securities, the Permitted Transferee acknowledges and hereby joins in, and agrees to be bound by, the Agreement as a Purchaser Party and shall have all of the restrictions and obligations of a Purchaser Party under the terms and conditions of the Agreement to the same extent as if the Permitted Transferee were an original Purchaser Party to the Agreement. The Permitted Transferee represents and warrants to the Company that, as of the date hereof, such Permitted Transferee is, or is an Affiliate of, the beneficial owner of the Company securities issued under the Purchase Agreement.

Pursuant to Section 1(e) of the Agreement, the Company hereby acknowledges the transfer by SBT Investors of its option and right to appoint Purchaser Designated Directors pursuant to Section 1 of the Agreement, and all related rights and obligations in connection therewith, pursuant to the terms of the Agreement to the Permitted Transferee. The Company hereby further acknowledges that all shares of Common Stock issuable upon exercise of the Warrants (whether owned following exercise of the Warrants or as a right to acquire such shares of Common Stock upon exercise of the Warrants) currently held by the Purchaser or SBT Investors will be held by the Permitted Transferee immediately following the Distribution in Kind.

This Joinder Agreement shall be attached to and become a part of the Agreement.

The provisions of Article IV of the Agreement shall apply mutatis mutandis to this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto execute this letter agreement, effective as of the date first above written.

COMPANY

LSB INDUSTRIES, INC.

By:	/s/ Cheryl Maguire
Name:	Cheryl Maguire
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Board Representation and Standstill Joinder Agreement]

PERMITTED TRANSFEREE:

TLB-LSB, LLC

By:	/s/ Todd L. Boehly
Name:	Todd L. Boehly
Title:	Sole Member

[Signature Page to Board Representation and Standstill Joinder Agreement]